GRUPO CASA SABA, S.A. DE C.V.
General Ordinary Shareholders Meeting
April 27, 2004

SUMMARY OF RESOLUTIONS

I. Presentation and, as the case may be, approval of the report submitted by the Board of Directors regarding the Company's course of business in the exercise ended December 31 2003 pursuant to Article 172 of the General Law on Commercial Companies, including the financial statements as of December 31, 2003 and the Statutory Auditor's report.

RESOLUTIONS

First.- The report as of December 31, 2003, submitted by the Board of Directors pursuant to Article 172 of the General Law on Commercial Companies is hereby approved, taking into account the report rendered by the Statutory Auditor,.

Second.- The Company's audited financial statements for the exercise from January 1st through December 31st 2003 as well as those of its subsidiary, Casa Saba, S.A. de C.V. for the exercise from January 1st through December 31st 2003, are hereby approved.

II. Presentation and, as the case may be, approval of a proposal related to the application of profits which included a cash dividend payment to the shareholders in the amount of $0.414438 (zero point four one four four three eight) Mexican pesos for each outstanding share, derived from the balance of the net profits tax account.

RESOLUTION

Sole.- A cash dividend of $0.414438 Mexican pesos per share was decreed, derived from the Company's net profits tax account balance as of December 31, 2003. Said dividend will be paid on a date to be determined by the Board of Directors and in no event shall said date be later than December 31, 2004.

III. Presentation of the Audit Committee's report, pursuant to article 14 Bis 3, section IV, subsection c) of the Securities Market Law.

RESOLUTION

Sole.- The Audit Committee's report for the exercise ended December 31, 2003 that was submitted to the Board of Directors pursuant to Article 14 Bis 3, section IV, subsection c) of the Securities Market Law was is approved in its entirety.

IV. Appointment or ratification, as the case may be, of the members of the Board of Directors, as well as the Secretary, the Alternate Secretary and the Statutory Auditor of the Company.

RESOLUTIONS

First .- It is approved to ratify the below-mentioned individuals as proprietary and alternate members of Grupo Casa Saba, S.A. de C.V.'s Board of Directors.

                          Board Member                                               Title
                       Isaac Saba Raffoul                                        President
                       Moisés Saba Ades                                       Vice-president
                       Alberto Saba Ades                                       Vice-president
                       Manuel Saba Ades                                       Vice-president
                       Gabriel Saba Djamus                                    Board Member
                       Agustín Rodríguez Legorreta                          Independent Board Member
                       Raúl Fernández Diaque                                 Independent Board Member
                       Alejandro Sadurni Gómez                              Alternate Board Member
                       Iván Moguel Kuri                                           Alternate Independent Board Member

Second.- Mr. Francisco Fuentes Ostos was ratified as the Secretary of the Board of Directors, although he is not a member of the Board. And it is resolved not to appoint an alternate secretary.

Third.- Manuel Sainz Meixueiro and José Antonio Guzmán Durán were ratified as the Statutory Auditor and Alternate Statutory Auditor, respectively.

V. Appointment or ratification, as the case may be, of the persons who will comprise the Audit Committee.

RESOLUTION

Sole.- Independent board members Agustín Rodríguez Legorreta and Raúl Fernández Diaque and board member Manuel Saba Ades were ratified as members of the Audit Committee, entrusting the Chairmanship to Agustín Rodríguez Legorreta.

VI. Appointment or ratification, as the case may be, of the persons who will comprise the Executive Committee.

RESOLUTION

Sole.- Mr. Manuel Saba Ades, Alberto Saba Ades and Moisés Saba Ades, respectively, were ratified as members of the Executive Committee.

VII. Remuneration for the members of the Board of Directors, the Executive Committee and the Audit Committee as well as the Statutory Auditor and the Secretary.

The shareholders thanked the members of the Board of Directors, the Executive Committee, the Audit Committee as well as the Statutory Auditors and the Secretary for renouncing their remuneration and then proceeded to address the next point on the Agenda.

VIII. Designation of delegates who will comply with and formalize the resolutions made by this Assembly.

RESOLUTION

Sole.- It is resolved to appoint Manuel Saba Ades, Pedro Alejandro Sadurni Gómez, Jesús Guerra, Jorge Sánchez Lanzilotti, Francisco Fuentes Ostos, Patricio Trad Cepeda and María Hyde Marcín as delegates of this Meeting, in order for them to, indistinctly appear before the notary public of their election to formalize all or part of the minutes of the shareholders meeting, to apply for the registration, directly or through the person they chose to appoint for such purpose, of the corresponding notarized document before the Registro Público de Comercio (Public Registry of Commerce) of Mexico City, Federal District, and to perform all necessary acts in order to execute the resolutions adopted in the Meeting; being expressly authorized to issue the necessary certifications, of any part or of the entirety, of this minute. Additionally, the aforementioned people are hereby authorized to file all notices and notifications related to the resolutions adopted in the meeting with the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores), theMexican Stock Exchange (Bolsa Mexicana de Valores, S.A. de C.V.) and the Securities Depositary Institution (S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores).